HSBC Finance Corporation
1421 W Shure Drive
Suite 100
Arlington Heights, IL 60004

July 31, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC Finance Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which was filed with the U.S. Securities and Exchange Commission on July 31, 2017. The disclosure is included in the Quarterly Report on Form 10-Q in Item 5 under the heading “Other Information.”

Respectfully submitted,

/s/ Michael A. Reeves

Michael A. Reeves
Executive Vice President and Chief Financial Officer
HSBC Finance Corporation